Len BRANDT
28911 Via Hacienda
San Juan Capistrano, CA 92675
(949) 218-6888

August 25, 2009

VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Daniel Duchovny
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re:       CNS Response, Inc.

Revised Preliminary Proxy Statement on Schedule 14A filed August 25, 2009 by Leonard J. Brandt

File No. 000-26285

Dear Ms. Duru:

I received your comments dated August 25, 2009. My responses to the comments are as follows:

Revised Preliminary Proxy Statement

Form of Proxy Card

1. We note the revisions made. The disclosure appearing in bold font setting forth the appointment of Leonard J. Brandt to serve as a proxy still states that the grant of proxy authority is for “any meeting of Stockholders of the Company, and at any adjournment(s) or postponement(s) thereof.” Please correct the disclosure such that it is consistent with the other changes you have made.

Thank you for your comment. I have made that change in the form of definitive proxy statement that I intend to file.

As mentioned to you on the phone, I am factually updating the Legal Proceedings in regard to the Company’s recent motion for a TRO, by saying “The motion was denied.” This replaces “Mr. Brandt opposed the motion.”

For grammatical reasons, in one sentence, I am replacing the word “others” with “other,” and in another sentence, I am striking the word “which” so that the sentence becomes a complete sentence.

The only other changes will be (a) to fill in blanks with today’s date, the meeting date of September 4, 2009, the date proxy materials will be first distributed (also today’s date), the record date of August 24, 2009 and (b) to strike “preliminary copy” and related preliminary legends.

2. Please confirm that shareholders will have a reasonable amount of time to receive, review, consider and respond to your proxy solicitation, especially given the potential five business day delay in delivery of your proxy materials to security holders resulting from the operation of Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

Yes, I am distributing proxy materials today, August 25, 2009, and the meeting is scheduled to be held on September 4, 2009.

Thank you for all of your comments, and they are greatly appreciated. If you feel it is appropriate, please contact Nicholas J. Yocca, Esq. at (949) 294-4244 concerning clearance to file a definitive proxy statement and a definitive consent solicitation statement.

Sincerely,

/s/ Leonard J. Brandt

Leonard J. Brandt